Tri-Valley Corporation

4550 California Avenue, Suite 600

Bakersfield, California 93309

661-864-0500

Fax: 661-864-0600

September 10, 2009

VIA EDGAR AND FEDERAL EXPRESS

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: John Lucas

RE:	Tri-Valley Corporation

Preliminary Schedule 14A

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2009

Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009

Dear Mr. Lucas:

This letter responds to the Commission staff’s comment letter dated September 10, 2009. Today we are filing Amendment No. 1 to the each of the referenced Preliminary Proxy Statement, Form 10-K/A dated December 31, 2008, Form 10-Q/A dated March 31, 2009, and Form 10-Q/A dated June 30, 2009, with revisions drafted in response to your comments. Enclosed with this letter (via Federal Express) are five copies of the amendments, marked to show changes from the original filings and cross-referenced in the right margin to indicate revisions made in response to comments.

We acknowledge that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following numbered responses correspond to the numbered comments in your September 10 letter.

Preliminary Schedule 14A

Proposal 2: Increase Authorized Shares of Preferred Stock

1.	We note that you are proposing a 400% increase in the number of authorized preferred shares. Please provide the disclosure Item 13(a) of Schedule 14A requires, pursuant to Item 11 of Schedule 14A.

Response: The proxy statement will be accompanied by a copy of the company’s annual report on Form 10-K/A for the year ended December 31, 2008. The amended proxy statement incorporates the 10-K/A by reference on page 25. (The preliminary proxy statement filed August 14, 2009, contemplated Internet delivery of proxy materials, including the annual report. The company has decided to use the full set delivery option of proxy materials pursuant to Rule 14a-16(n), and the proxy statement has been revised accordingly.)

The 10-K/A contains the information required by Items 303 and 305 of Regulation S-K. As a smaller reporting company, the company is not required to provide the information contained in Item 302. The company has not had any disagreements with its accountants on accounting and financial disclosure and so has nothing to report under Item 304. The company does not have any business combination plans that would require disclosure of financial statements of a business to be acquired or pro forma financial information.

Representatives of the company’s principal accountants will be present at the annual meeting and will have an opportunity to make a statement and respond to questions, as disclosed on page 24 of the revised proxy statement. This is not a change from the preliminary proxy statement filed August 14, 2009.

2.

In connection with the authorization of the preferred shares, please disclose how many shares of preferred stock are currently issued and outstanding. Also disclose any current intentions or understandings to issue the additional authorized shares of preferred stock that will result once this action to amend your certificate of incorporation is finalized. If you have no current intentions or understandings to issue any of the additional authorized preferred stock, please provide a statement to that effect in the document.

Response: See page 21. We added a statement that 100,000 shares of preferred stock are outstanding, following the sale of the stock in July 2009, as previously reported in the company’s Form 8-K filed with the Commission on July 6, 2009. We added a statement that we have no current intentions or understandings to issue additional stock.

3.

Disclose the possible anti-takeover effects of the increase in authorized preferred shares. Also discuss other anti-takeover mechanisms that your governing documents may contain. Refer generally to Release No. 34-15230.

Response: See page 21. We have included disclosure of the possible anti-takeover effects of the increased authorization of preferred shares.

The following indicates the changes in Proposal 2 in response to comments 2 and 3 above:

Stockholders are being asked to approve a [15,000,000] ~~fifteen million~~ share increase [(from 5,000,000 to 20,000,000 shares)] in the number of authorized shares of preferred stock in order make additional shares available for capital formation by means of equity investments in the Company. [The Company currently has 100,000 shares of preferred stock outstanding as a result of a sale of preferred shares to a director in July 2009. If the amendment is approved, the Company would have 19,900,000 shares of preferred stock available for issuance. If the amendment is not approved, the Company will continue to have 4,900,000 shares of preferred stock available for issuance. The preferred shares could be issued from time to time for such purposes and consideration as the Board of Directors may determine to be appropriate without further action by the shareholders, except for those instances where applicable law or stock exchange rules require shareholder approval.]

The Company is considering ways to increase its shareholders’ equity, including the issuance of preferred shares, and the increase in the number of authorized preferred shares is recommended in the event they are needed for future capital formation purposes. [However, the Company presently has no commitments, understandings or agreements to issue any more preferred shares.

The authorization of additional shares of preferred stock will not, by itself, have any effect on the rights of present shareholders. Under the Company’s Amended and Restated

Certificate of Incorporation, the Company’s shareholders do not have preemptive rights to subscribe for additional shares of capital stock which may be issued by the Company, which means that current shareholders do not have a prior right to purchase any new issue of capital stock of the Company in order to maintain their proportionate ownership of such shares. This is also the case with the currently authorized shares of preferred stock. In addition, if the Board of Directors elects to issue additional shares of preferred stock, such issuance could have a dilutive effect on the earnings per share, voting power and holdings of current shareholders.

Anti-Takeover Effects

The authorized but unissued shares of preferred stock could have anti-takeover effects. Under certain circumstances, any or all of the preferred stock could be used as a method of discouraging, delaying or preventing a change in control of the Company. For example, the Board could designate and issue a series of preferred stock with voting rights that sufficiently increases the number of outstanding voting shares to overcome a vote by the holders of common stock or with rights and preferences that include special voting rights to veto a change in control.

Use of preferred stock in the foregoing manner could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent Directors, or the assumption of control by shareholders, even if such proposed actions would be beneficial to the Company’s shareholders. This could include discouraging bids for the Company even if such bid represents a premium over the Company’s then-existing trading price and thereby prevent shareholders from receiving the maximum value for their shares.

Approval of Amendment]

An amendment to Article Four of the Company’s Certificate of Incorporation is required to increase the number of authorized shares. The text of this proposed amendment no. 1 is attached to this proxy statement as Appendix A. [If the amendment is approved, it will become effective upon filing a certificate of amendment with the Secretary of State of Delaware, which the Company expects to do shortly after the annual meeting.] The affirmative vote of a majority of the Company’s shareholders represented and entitled to vote at the meeting is required to approve the proposal. With respect to this vote, abstentions will have the effect of a “no” vote and broker non-votes will have no effect on the vote.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures

4.

We note your disclosure of material weaknesses in your internal control over financial reporting relating to (1) accounting for property and equipment, and (2) initiating, recording, and processing transactions. In light of these material weaknesses, explain the conclusion that your disclosure controls and procedures were effective at December 31,2008.

Response: See page 74. We have changed the conclusion regarding disclosure controls to state that because of the weaknesses in internal control over financial reporting, our disclosure controls were not effective at December 31,2 008.

5.	Please disclose all costs associated with your plan to remediate the disclosed material weakness.

Response: See page 75. We estimate the cost of remediation at $35,000, for additional accounting staff and training.

Exhibits 31.1 and 31.2

6.

In comment 12 from or letter dated December 31, 2008, we noted that you had not provided the appropriate form of certification required by Item 601(b)(31) of Regulation S-K. You addressed this comment by providing corrected certifications in your Form 10-K/A filed April 2, 2009. However, in the Form 10-K for the fiscal year ended December 31, 2008, and both subsequent Form s 10-Q, you include certifications that refer to your company as a small business issuer in ¶ 4(d) and do not reference material weaknesses in paragraph ¶ 5(a). Amend these documents to include the corrected certifications.

Response: We have filed amendments to the 10-K and both 10-Qs to include corrected certifications.

We trust that the foregoing information completely responds to your comments. Please contact me if you have questions or require additional information.

Very truly yours,

Tri-Valley Corporation

/s/ Arthur M. Evans

By:	Arthur M. Evans
Chief Financial Officer